GREENLAND TECHNOLOGIES HOLDING CORPORATION

50 Millstone Road, Building 400 Suite 130

East Windsor, NJ 08512

United States

VIA EDGAR

June 4, 2021

Ms. Alexandra Barone

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Greenland Technologies Holding Corporation

Registration Statement on Form S-3 (File No. 333-256509)

Request for Acceleration of Effectiveness

Dear Ms. Barone:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Greenland Technologies Holding Corporation hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-3 be accelerated to, and that the Registration Statement become effective at, 4:30p.m., Eastern Time, on June 7, 2021, or as soon thereafter as practicable.

Very truly yours,

Greenland Technologies Holding Corporation

By:	/s/ Raymond Z. Wang
	Name:	Raymond Z. Wang
	Title:	Chief Executive Officer